Exhibit 3.1

1 Akte van oprichting Op twintig augustus tweeduizend zesentwintig is voor mij, mr. Jan - Mathijs Petrus Hermans, notaris te Amsterdam, verschenen: mr. Jeroen van Oversteeg, werkzaam op mijn kantoor aan het Gustav Mahlerplein 2 te Amsterdam, geboren te Haarlem op een maart negentienhonderdzesennegentig, krachtens een schriftelijke volmacht handelend als gevolmachtigde van: InoBat AS , besloten vennootschap met beperkte aansprakelijkheid ( aksjeselskap ) opgericht naar het recht van Noorwegen, statutair gevestigd te 0301 Oslo, Noorwegen (feitelijk adres: v/advokat Ståle R Kristiansen, c/o Advokatfirmaet Thommessen AS, Haakon VIIs gate 10, 0116 Oslo, Noorwegen) en ingeschreven in het Brønnøysund Register Centre onder nummer 927 439 948 (de Oprichter ). De verschenen persoon, handelend als vermeld, verklaarde een besloten vennootschap met beperkte aansprakelijkheid op te richten welke zal worden geregeerd door de navolgende STATUTEN DEFINITIES 1.1 In deze statuten wordt verstaan onder: Aandelen : aandelen in het kapitaal van de Vennootschap; Aandeelhouder : rechthebbende op een of meer Aandelen; (a) (b) (c) Aanvullende Gegevens : de gegevens van de Vennootschap als bedoeld in artikel 392 lid 1 Boek 2, die door de Directie bij de Jaarrekening en het Bestuursverslag toegevoegd worden; (d) Akte : een voor een Notaris verleden akte, waarin partijverklaringen en/of constateringen van die Notaris zijn opgenomen; (e) Algemene Vergadering : de algemene vergadering als orgaan van de Vennootschap, alsmede bijeenkomsten van dit orgaan, beide in de zin van _ Boek 2; (f) Bestuursverslag : het bestuursverslag van de Vennootschap, als bedoeld in artikel 391 Boek 2; (g) Ref.: 20260236.01 \ JMPH \ 10207 \ 1 Blokkeringsregeling : de in de Statuten opgenomen bepalingen die de vrije overdraagbaarheid van Aandelen beperken of voor bepaalde tijd uitsluiten _

2 en de wettelijke aanbiedingsverplichting vereist voor een geldige overdracht ter zijde stellen; (h) (i) Boek 2 : Boek 2 van het Burgerlijk Wetboek; Deskundige : een accountant, als bedoeld in artikel 393 lid 1 Boek 2, dan wel een organisatie waarin zodanige accountants samenwerken; Directie : het bestuur van de Vennootschap in de zin van Boek 2; Directeur : een lid van de Directie; (j) (k) (l) Interim Directeur : de Persoon, die ingeval van belet of ontstentenis van alle Directeuren of van het enig lid van de Directie tijdelijk met het bestuur van _ de Vennootschap in de zin van Boek 2 is belast en daartoe door een in de _ Statuten vermeld vennootschapsorgaan is of wordt aangewezen; (m) Jaarrekening : de balans en de winst - en verliesrekening met de toelichting van de Vennootschap, in de zin van Titel 9 Boek 2; (n) Jaarvergadering : de bijeenkomst van de Algemene Vergadering tot vaststelling van de Jaarrekening of het besluit daartoe overeenkomstig artikel 238 lid 1 Boek 2 of, mits niet uitgesloten in de Statuten, de wijze van _ vaststelling als bedoeld in artikel 210 lid 5 Boek 2; (o) Levering : de uitgifte en levering van een Aandeel, de vestiging en de afstand van een Pandrecht op een Aandeel, dan wel de vestiging, de levering en de afstand van een Vruchtgebruik op een Aandeel, tenzij uit de _ Statuten anders blijkt of kennelijk is bedoeld; (p) Notaris : een bij Koninklijk Besluit als zodanig benoemde en beëdigde notaris, die niet gedefungeerd is, met plaats van vestiging op het grondgebied van Nederland, alsmede zijn waarnemer; Optie : het recht tot het nemen van Aandelen; (q) (r) Pandrecht : het recht van pand op aandelen als bedoeld in artikel 198 Boek 2; (s) (t) Pandhouder : rechthebbende op een Pandrecht op een of meer Aandelen; _ Persoon : een natuurlijk persoon, rechtspersoon, personenvennootschap of vergelijkbaar lichaam; (u) Register : het register van de Vennootschap als bedoeld in artikel 194 Boek 2; (v) Statuten : onderhavige statuten van de Vennootschap, zoals van tijd tot tijd _ gewijzigd en van kracht; (w) Tegenstrijdig Belang : het direct of indirect persoonlijk belang van een Directeur, dat tegenstrijdig is in de zin van de wet met het belang van de Ref.: 20260236.01 \ JMPH \ 10207 \ 1

3 Vennootschap en de met haar verbonden onderneming; (x) Vennootschap : de rechtspersoon, als bedoeld in artikel 175 Boek 2, waarop de Statuten van toepassing zijn; (y) Vergaderrecht : het recht als bedoeld in artikel 227 lid 1 Boek 2 om in persoon of bij schriftelijk gevolmachtigde de Algemene Vergadering bij te wonen en daarin het woord te voeren; (z) Vergadergerechtigden : Aandeelhouders met stemrecht, Aandeelhouders _ zonder stemrecht, Vruchtgebruikers en Pandhouders die stemrecht hebben, Vruchtgebruikers en Pandhouders die geen stemrecht hebben, maar wel Vergaderrecht, indien de Statuten dit bepalen en bij de vestiging of overdracht van het Vruchtgebruik of Pandrecht niet anders is bepaald; (aa) Voorkeursrecht : het voorkeursrecht dat een Aandeelhouder ingevolge de _ wet of de Statuten toekomt tot het nemen van Aandelen of Opties ingeval het daartoe bevoegde vennootschapsorgaan besluit tot uitgifte van Aandelen of tot het verlenen van Opties door de Vennootschap; (bb) Vruchtgebruik : het recht van vruchtgebruik op aandelen als bedoeld in artikel 197 Boek 2; en (cc) Vruchtgebruiker : rechthebbende op een Vruchtgebruik op een of meer Aandelen. 1.2 Onder schriftelijk wordt in de Statuten tevens verstaan telegrafisch, per telex, per telefax of via enig ander langs elektronische weg toegezonden leesbaar en reproduceerbaar bericht. Aan de eis van schriftelijkheid wordt voldaan als het stuk elektronisch is vastgelegd. 1.3 Tenzij anders blijkt of kennelijk anders is bedoeld sluit een verwijzing naar een begrip of woord in het enkelvoud een verwijzing naar de meervoudsvorm van dit begrip of woord in en omgekeerd. 1.4 Tenzij anders blijkt of kennelijk anders is bedoeld, sluit een verwijzing naar het mannelijk geslacht een verwijzing naar het vrouwelijke en onzijdige geslacht in en omgekeerd. NAAM. ZETEL 2.1 De Vennootschap is een besloten vennootschap met beperkte aansprakelijkheid en _ draagt de naam: InoBat B.V. 2.2 De Vennootschap is gevestigd te Amsterdam Zij kan elders, ook buiten Nederland, nevenvestigingen hebben. DOEL Ref.: 20260236.01 \ JMPH \ 10207 \ 1

4 3.1 De Vennootschap heeft ten doel: (a) het - al dan niet tezamen met anderen - verwerven en vervreemden van deelnemingen of andere belangen in rechtspersonen, vennootschappen en ondernemingen, het samenwerken daarmee en het besturen daarvan; (b) het verkrijgen, beheren, exploiteren, bezwaren en vervreemden van goederen - rechten van intellectuele eigendom daaronder begrepen - , zomede het beleggen van vermogen; (c) het ter leen verstrekken of doen verstrekken van gelden, in het bijzonder - _ doch niet uitsluitend - aan dochtermaatschappijen, groepsmaatschappijen _ en/of deelnemingen, zomede het ter leen opnemen of doen opnemen van gelden; (d) het sluiten van overeenkomsten waarbij de Vennootschap zich als borg of _ hoofdelijk medeschuldenaar verbindt, zekerheid stelt, zich sterk maakt of zich naast of voor anderen verbindt, in het bijzonder - doch niet uitsluitend - ten behoeve van rechtspersonen en vennootschappen als hiervoor onder (c) bedoeld; (e) het doen van periodieke uitkeringen voor of ten behoeve van pensioenfondsen of andere doelstellingen, voor zover niet verband houdende met de uitoefening van het bedrijf; (f) het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn. KAPITAAL 4.1 Het kapitaal van de Vennootschap is verdeeld in een of meer Aandelen elk nominaal groot twaalf eurocent (EUR 0,12). AANDELEN. PANDRECHT. VRUCHTGEBRUIK. VERGADERRECHT. 5.1 De Aandelen luiden op naam. Aandeelbewijzen worden niet uitgegeven. De Directie _ kan de Aandelen van een doorlopende nummering voorzien, te beginnen met het nummer 1. 5.2 5.3 Op Aandelen kan Vruchtgebruik en Pandrecht worden gevestigd. Aan Aandeelhouders die geen stemrecht hebben als gevolg van een op hun Aandelen rustend Vruchtgebruik of Pandrecht, aan stemgerechtigde Vruchtgebruikers en aan stemgerechtigde Pandhouders komen Vergaderrechten toe. Aan Vruchtgebruikers en Pandhouders die geen stemrecht hebben, komen Vergaderrechten niet toe, tenzij bij _ de vestiging of overdracht van het Vruchtgebruik dan wel bij de vestiging of overgang van het Pandrecht anders is bepaald. LEVERING. UITOEFENING AANDEELHOUDERSRECHTEN Ref.: 20260236.01 \ JMPH \ 10207 \ 1

5 6.1 6.2 Voor de Levering is een daartoe bestemde Akte vereist. Na de Levering kunnen de aan de betrokken Aandelen verbonden aandeelhoudersrechten eerst worden uitgeoefend nadat de Akte aan de Vennootschap is betekend of de Vennootschap de Levering heeft erkend. Het bepaalde in de vorige zin is niet van toepassing, indien de Vennootschap zelf partij was bij de Levering. REGISTER 7.1 Door de Directie wordt het Register gehouden, waarin ondermeer de inschrijving geschiedt van: (a) de namen en adressen van alle Aandeelhouders, zoals zij die aan de Vennootschap hebben opgegeven, het aantal door hen gehouden Aandelen en de soort of aanduiding daarvan, met vermelding van de datum waarop zij de Aandelen hebben verkregen, de datum van de erkenning of betekening _ en de datum van inschrijving, alsmede de vermelding van het op ieder Aandeel gestorte bedrag. Indien een Aandeelhouder niet gebonden is aan _ een statutaire verplichting of eis als bedoeld in artikel 192 lid 1 Boek 2 wordt dat vermeld. Indien aan Aandelen geen stemrecht toekomt, worden de Aandelen als stemrechtloos vermeld; en (b) de namen en adressen van Vruchtgebruikers en Pandhouders, zoals zij die aan de Vennootschap hebben opgegeven, met vermelding van de datum waarop zij het recht hebben verkregen, het aantal Aandelen waarop hun recht rust, de datum van erkenning of betekening, alsmede de vermelding _ welke aan de Aandelen verbonden rechten hun toekomen. BESLUIT TOT UITGIFTE VAN AANDELEN. VERLENEN VAN OPTIES 8.1 De Algemene Vergadering is bevoegd te besluiten tot uitgifte van Aandelen, daaronder begrepen het vaststellen van de koers van uitgifte en de verdere voorwaarden. 8.2 8.3 8.4 Het bepaalde in lid 1 is van overeenkomstige toepassing op Opties. De Vennootschap kan bij uitgifte geen Aandelen nemen. Bij het nemen van het Aandeel moet daarop het nominale bedrag worden gestort. Bedongen kan worden dat het nominale bedrag of een deel daarvan, eerst behoeft te worden gestort na verloop van een bepaalde tijd of nadat de Vennootschap het zal hebben opgevraagd. Een zodanig beding kan slechts voorafgaande aan of bij het besluit tot uitgifte worden aangegaan en behoeft de goedkeuring van de Algemene Vergadering. VOORKEURSRECHT Ref.: 20260236.01 \ JMPH \ 10207 \ 1

6 9.1 Voor zover de wet niet anders bepaalt, heeft iedere Aandeelhouder een Voorkeursrecht naar evenredigheid van het gezamenlijke bedrag van zijn Aandelen op de dag waarop tot uitgifte van Aandelen wordt besloten. 9.2 De Algemene Vergadering kan, telkens voor een enkele uitgifte, besluiten het Voorkeursrecht te beperken of uit te sluiten, mits een zodanig besluit gelijktijdig met _ het besluit tot uitgifte wordt genomen. 9.3 Het hiervoor in dit artikel bepaalde is van overeenkomstige toepassing op het verlenen van Opties. VERKRIJGING VAN AANDELEN DOOR DE VENNOOTSCHAP 10.1 De Directie beslist over de verkrijging van Aandelen in het kapitaal van de Vennootschap. Verkrijging door de Vennootschap van niet - volgestorte Aandelen is nietig. 10.2 De Vennootschap mag geen volgestorte eigen Aandelen verkrijgen indien het eigen _ vermogen, verminderd met de verkrijgingsprijs, kleiner is dan de reserves die krachtens de wet of de Statuten moeten worden aangehouden of indien de Directie weet of redelijkerwijs behoorde te voorzien dat de Vennootschap na de verkrijging niet zal kunnen blijven voortgaan met het betalen van haar opeisbare schulden. 10.3 Indien de Vennootschap na een verkrijging anders dan om niet niet kan voortgaan met het betalen van haar opeisbare schulden is het bepaalde in artikel 207 lid 3 Boek 2 van toepassing. VERMINDERING VAN KAPITAAL 11.1 De Algemene Vergadering kan besluiten tot vermindering van het geplaatste kapitaal door Aandelen in te trekken of door het bedrag van de Aandelen bij wijziging van de _ Statuten te verminderen. Een besluit als bedoeld in de eerste zin mag niet leiden tot _ terugbetalingen ten laste van de reserves die krachtens de wet of de Statuten moeten worden aangehouden. 11.2 Een besluit tot intrekking kan slechts Aandelen betreffen die de Vennootschap zelf houdt. 11.3 Op een besluit tot vermindering van het geplaatste kapitaal met terugbetaling op Aandelen zijn de leden 2, 3 en 4 van artikel 216 Boek 2 van overeenkomstige toepassing. Terugbetaling of ontheffing van de stortingsplicht in de zin van dit artikel is slechts toegestaan, voor zover het eigen vermogen groter is dan de reserves die krachtens de wet of de Statuten moeten worden aangehouden. GEEN BLOKKERINGSREGELING De Aandelen zijn vrij overdraagbaar en niet onderhevig aan enige wettelijke blokkeringsregeling. Ref.: 20260236.01 \ JMPH \ 10207 \ 1

7 DIRECTIE. TAKEN EN BEVOEGDHEDEN VAN DE DIRECTIE. BESLUITVORMING. TEGENSTRIJDIG BELANG. BELET OF ONTSTENTENIS 13.1 De Vennootschap wordt bestuurd door een Directie die uit één of meer Directeuren bestaat. Het aantal Directeuren wordt vastgesteld door de Algemene Vergadering. 13.2 Directeuren worden benoemd door de Algemene Vergadering. De Algemene Vergadering stelt de beloning en de verdere arbeidsvoorwaarden van iedere Directeur en van de Interim Directeur vast. 13.3 Een Directeur kan te allen tijde worden geschorst en ontslagen door de Algemene Vergadering. De betrokken Directeur wordt in de gelegenheid gesteld zich in de Algemene Vergadering te verantwoorden. Daarbij kan hij zich doen bijstaan door een raadsman. 13.4 Bij de vervulling van hun taak richten de Directeuren zich naar het belang van de Vennootschap en de met haar verbonden onderneming. 13.5 Iedere Directeur kan zich ter vergadering door een andere Directeur doen vertegenwoordigen door het verlenen van een schriftelijke volmacht. In de volmacht _ kan slechts één vergadering worden vermeld, waarop zij betrekking heeft. 13.6 Een meerhoofdige Directie besluit met volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen vindt herstemming plaats, indien een Directeur dit verlangt. Vindt geen herstemming plaats of staken de stemmen opnieuw, dan is het _ voorstel verworpen. 13.7 Een Directeur neemt niet deel aan de beraadslaging en besluitvorming indien hij daarbij een Tegenstrijdig Belang heeft . Een Directeur met een Tegenstrijdig Belang dient zulks onverwijld te melden aan de Directie en aan de Algemene Vergadering . Wanneer als gevolg van een Tegenstrijdig Belang geen Directiebesluit kan worden 13.8 genomen, wordt het besluit genomen door de Algemene Vergadering. 13.9 Directeuren kunnen alle besluiten die zij in vergadering kunnen nemen, ook buiten vergadering nemen, al dan niet met gebruikmaking van een elektronisch communicatiemiddel. 13.10 Ingeval van belet of ontstentenis van één of meer Directeuren zijn de overige leden van de Directie of is het enig overblijvende lid van de Directie tijdelijk met het bestuur van de Vennootschap belast. Ingeval van belet of ontstentenis van alle Directeuren of van het enige lid van de Directie is de Interim Directeur die daartoe door de Algemene Vergadering is of wordt aangewezen, tijdelijk met het bestuur van de Vennootschap _ belast. Het in de Statuten omtrent de Directie en de Directeur(en) bepaalde is op de _ Interim Directeur van overeenkomstige toepassing. Voorts dient hij zo spoedig mogelijk een Algemene Vergadering bijeen te roepen waarin kan worden besloten Ref.: 20260236.01 \ JMPH \ 10207 \ 1

8 over de benoeming van één of meer Directeuren. VERTEGENWOORDIGING 14.1 De Directie vertegenwoordigt de Vennootschap. De bevoegdheid tot vertegenwoordiging komt mede aan twee Directeuren, gezamenlijk handelend toe. 14.2 De Directie kan aan een of meer Personen procuratie verlenen en zodanige bevoegdheid wijzigen of intrekken. BEPERKINGEN VAN DE BESTUURSBEVOEGDHEID. AANWIJZINGEN AAN DIRECTIE 15.1 De Algemene Vergadering is bevoegd besluiten van de Directie aan haar voorafgaande goedkeuring te onderwerpen, mits zij zodanige besluiten nauwkeurig omschrijft en aan de Directie mededeelt. 15.2 De Directie is verplicht te handelen overeenkomstig de aanwijzingen van de Algemene Vergadering en deze op te volgen, tenzij deze in strijd zijn met het belang _ van de Vennootschap en de met haar verbonden onderneming. ALGEMENE VERGADERING. BIJEENROEPING. PLAATS VAN DE VERGADERING 16.1 Onverminderd de Jaarvergadering, worden Algemene Vergaderingen gehouden, zo _ dikwijls de Directie dit wenst. De bevoegdheid tot bijeenroeping van de Algemene Vergadering komt toe aan de Directie. 16.2 Tot het bijwonen van de Algemene Vergadering dient iedere Vergadergerechtigde te _ worden opgeroepen. De oproeping dient niet later te geschieden dan op de achtste dag voor de dag waarop de vergadering wordt gehouden. Vergadergerechtigden die _ daarmee instemmen kunnen worden opgeroepen door een langs elektronische weg _ toegezonden leesbaar en reproduceerbaar bericht aan het adres dat door hen voor dit doel aan de Vennootschap is opgegeven, naast het adres in het Register. 16.3 Is de oproepingstermijn niet in acht genomen of heeft de oproeping niet of niet op de _ juiste wijze plaatsgehad, dan kunnen niettemin wettige besluiten worden genomen, ook ten aanzien van onderwerpen die niet of niet op de voorgeschreven wijze zijn aangekondigd, mits alle Vergadergerechtigden ermee hebben ingestemd dat de besluitvorming over die onderwerpen plaatsvindt en de Directeuren voorafgaand aan de besluitvorming in de gelegenheid zijn gesteld om advies uit te brengen. 16.4 Algemene Vergaderingen worden gehouden in de gemeente waar de Vennootschap _ haar woonplaats heeft, dan wel in Rotterdam, Den Haag of op Schiphol (gemeente Haarlemmermeer). 16.5 Onverminderd het bepaalde in lid 3, kunnen in een elders - in of buiten Nederland - gehouden Algemene Vergadering slechts wettige besluiten worden genomen, mits Ref.: 20260236.01 \ JMPH \ 10207 \ 1

9 alle Vergadergerechtigden hebben ingestemd met de plaats van vergadering en de Directeuren voorafgaand aan de besluitvorming in de gelegenheid zijn gesteld om advies uit te brengen. TOEGANG TOT EN LEIDING VAN DE ALGEMENE VERGADERING 17.1 Toegang tot de Algemene Vergadering hebben de Vergadergerechtigden. Het recht _ van toegang komt tevens toe aan iedere Directeur die niet is geschorst en voorts aan iedere Persoon die tot het bijwonen van de Algemene Vergadering of een gedeelte daarvan is uitgenodigd door de voorzitter van de betrokken vergadering. 17.2 Indien een Vergadergerechtigde zich in een Algemene Vergadering wil doen vertegenwoordigen, dient hij schriftelijk een daartoe strekkende volmacht te verlenen. Aan de eis van schriftelijkheid van de volmacht wordt voldaan indien de volmacht elektronisch is vastgelegd. 17.3 17.4 De Algemene Vergadering voorziet zelf in een voorzitter. Iedere Aandeelhouder is bevoegd, in persoon of bij schriftelijk gevolmachtigde door _ middel van een elektronisch communicatiemiddel aan de Algemene Vergadering deel te nemen, daarin het woord te voeren en het stemrecht uit te oefenen. 17.5 Voor de toepassing van lid 4 is vereist dat de Aandeelhouder via het elektronisch communicatiemiddel kan worden geïdentificeerd, rechtstreeks kan kennisnemen van de verhandelingen ter vergadering en het stemrecht kan uitoefenen. Bovendien is vereist dat de Aandeelhouder via het elektronisch communicatiemiddel kan deelnemen aan de beraadslaging. 17.6 De Directie kan voorwaarden stellen aan het gebruik van het elektronisch communicatiemiddel. 17.7 De leden 4, 5 en 6 zijn voor zover mogelijk van overeenkomstige toepassing op de rechten van andere Vergadergerechtigden STEMRECHT. BESLUITVORMING 18.1 18.2 Elk Aandeel geeft recht op het uitbrengen van één stem. De Algemene Vergadering besluit met volstrekte meerderheid van de uitgebrachte stemmen, voor zover de wet of de Statuten geen andere meerderheid voorschrijven. _ 18.3 Staken de stemmen omtrent een voorstel dan is dat voorstel verworpen. BESLUITVORMING BUITEN VERGADERING 19.1 Besluitvorming van Aandeelhouders kan op andere wijze dan in een vergadering geschieden, mits alle Vergadergerechtigden met deze wijze van besluitvorming hebben ingestemd. Instemming met deze wijze van besluitvorming kan ook langs elektronische weg plaatsvinden. 19.2 In geval van besluitvorming buiten vergadering, worden de stemmen schriftelijk Ref.: 20260236.01 \ JMPH \ 10207 \ 1

10 uitgebracht. Aan het vereiste van schriftelijkheid van de stemmen wordt tevens voldaan indien het besluit onder vermelding van de wijze waarop ieder der Aandeelhouders heeft gestemd schriftelijk of elektronisch is vastgelegd. De stemmen kunnen ook langs elektronische weg worden uitgebracht. De Directeuren worden voorafgaand aan de besluitvorming in de gelegenheid gesteld om advies uit te brengen. BOEKJAAR. JAARREKENING 20.1 20.2 Het boekjaar van de Vennootschap is gelijk aan het kalenderjaar. Jaarlijks binnen vijf maanden na afloop van het boekjaar van de Vennootschap, behoudens verlenging van deze termijn met ten hoogste vijf maanden door de Algemene Vergadering op grond van bijzondere omstandigheden, maakt de Directie _ een Jaarrekening en een Bestuursverslag op over dat boekjaar. Hierbij worden de Aanvullende Gegevens gevoegd. Indien de Vennootschap kwalificeert als een van de Personen, zoals omschreven in de afdelingen 11 en 12 van Titel 9 van Boek 2, dan gelden voor haar andere verplichtingen ten aanzien van het opmaken, de inrichting en openbaarmaking van het Bestuursverslag, de Jaarrekening en de Aanvullende Gegevens. 20.3 De Jaarrekening wordt ondertekend door iedere Directeur. Indien de ondertekening _ van één of meer Directeuren ontbreekt, wordt daarvan onder opgave van reden melding gemaakt. DESKUNDIGE 21.1 De Algemene Vergadering verleent aan een Deskundige de opdracht tot onderzoek _ van de opgemaakte Jaarrekening. Gaat de Algemene Vergadering daartoe niet over, dan is de Directie bevoegd en verplicht de opdracht te verlenen. De Algemene Vergadering kan de opdracht, als hiervoor in dit lid bedoeld, te allen tijde intrekken en deze aan een andere Deskundige verlenen. 21.2 Voor de gevallen waarin de wet dat toestaat, kan het verlenen van de opdracht aan de Deskundige achterwege blijven of kan de opdracht aan een andere accountant dan een Deskundige worden verleend. JAARVERGADERING. VASTSTELLING JAARREKENING. KWIJTING DIRECTIE _ 22.1 22.2 22.3 22.4 Elk jaar wordt ten minste de Jaarvergadering gehouden. Vaststelling van de Jaarrekening geschiedt door de Algemene Vergadering. De vaststelling van de Jaarrekening strekt niet tot kwijting van de Directeuren. Indien alle Aandeelhouders tevens Directeur zijn, geldt ondertekening van de Jaarrekening door alle Directeuren niet tevens als vaststelling daarvan. WINST EN VERLIES Ref.: 20260236.01 \ JMPH \ 10207 \ 1

11 23.1 De Algemene Vergadering is bevoegd tot bestemming van de winst die door de vaststelling van de Jaarrekening is bepaald en tot vaststelling van uitkeringen. Bovendien is de Directie bevoegd tot vaststelling van uitkeringen ten laste van het resultaat over het lopende boekjaar. Uitkeringen zijn toegestaan voor zover het eigen vermogen groter is dan de reserves die krachtens de wet of de Statuten moeten worden aangehouden. 23.2 Een besluit dat strekt tot uitkering heeft geen gevolgen zolang de Directie geen goedkeuring heeft verleend. De Directie weigert slechts de goedkeuring indien het weet of redelijkerwijs behoort te voorzien dat de Vennootschap na de uitkering niet zal kunnen blijven voortgaan met het betalen van haar opeisbare schulden. 23.3 Indien de Vennootschap na een uitkering niet kan voortgaan met het betalen van haar opeisbare schulden, zijn de Directeuren die dat ten tijde van de uitkering wisten of redelijkerwijs behoorden te voorzien jegens de Vennootschap hoofdelijk verbonden voor het tekort dat door de uitkering is ontstaan, met de wettelijke rente vanaf de dag van de uitkering. Artikel 248 lid 5 Boek 2 is van overeenkomstige toepassing. Niet verbonden is de Directeur die bewijst dat het niet aan hem te wijten is dat de Vennootschap de uitkering heeft gedaan en dat hij niet nalatig is geweest in het treffen van maatregelen om de gevolgen daarvan af te wenden. Degene die de uitkering ontving terwijl hij wist of redelijkerwijs behoorde te voorzien dat de Vennootschap na _ de uitkering niet zou kunnen voortgaan met het betalen van haar opeisbare schulden is jegens de Vennootschap gehouden tot vergoeding van het tekort dat door de uitkering is ontstaan, ieder voor ten hoogste het bedrag of de waarde van de door hem ontvangen uitkering, met de wettelijk rente vanaf de dag van uitkering. Indien de Directeuren de vordering uit hoofde van de eerste zin hebben voldaan, geschiedt de in de derde zin bedoelde vergoeding aan de Directeuren, naar evenredigheid van het gedeelte dat door ieder van hen is voldaan. Ten aanzien van een schuld als bedoeld _ in de eerste of derde zin is de schuldenaar niet bevoegd tot verrekening. 23.4 Bij de berekening van het bedrag dat op ieder Aandeel zal worden uitgekeerd, komt _ slechts het bedrag van de verplichte stortingen op het nominale bedrag van de Aandelen in aanmerking. Van de vorige zin kan telkens met instemming van alle Aandeelhouders worden afgeweken. VEREFFENING 24.1 Tenzij de Algemene Vergadering anders besluit of de wet anders bepaalt, treden de _ leden van de Directie als vereffenaars van het vermogen van de ontbonden Vennootschap op. 24.2 De Vennootschap blijft na haar ontbinding voortbestaan voor zover dat voor de Ref.: 20260236.01 \ JMPH \ 10207 \ 1

12 vereffening van haar vermogen noodzakelijk is. 24.3 Hetgeen van het vermogen van de ontbonden Vennootschap resteert na voldoening _ van al haar schulden, wordt aan de Aandeelhouders overgedragen naar evenredigheid van het op ieders Aandelen verplicht gestorte gedeelte van het nominaal bedrag daarvan. 24.4 Na voltooiing van de vereffening blijven de boeken en bescheiden en andere gegevensdragers van de ontbonden Vennootschap gedurende de wettelijk voorgeschreven bewaartermijn berusten bij de Persoon die daartoe schriftelijk door de vereffenaars is aangewezen. SLOTVERKLARINGEN A. Het bij de oprichting geplaatste kapitaal bedraagt twaalf eurocent (EUR 0,12), verdeeld in één (1) Aandeel, genummerd 1. Het Aandeel wordt genomen door de Oprichter. B. C. Op het genomen Aandeel heeft geen storting plaats gevonden. De Oprichter bedingt _ hierbij dat hij tot enige betaling overgaan tot de nominale waarde van elk genomen Aandeel op het moment, voor het bedrag en onder de verdere voorwaarden zoals de Directie kan bepalen. Van (een) dergelijke storting(en) zal de Directie onverwijld aantekening doen in het Register en opgave bij het Handelsregister. D. Tot eerste Directeuren zijn benoemd: 1. Marian Bocek; en 2. Andrew Charles Palmer. E. De kosten die met de oprichting van de Vennootschap verband houden, waaronder het honorarium van de notaris verbonden aan Dentons Europe LLP te Amsterdam, worden door de Vennootschap betaald. F. Aan de hiervoor onder A tot en met E vervatte rechtshandelingen is de Vennootschap verbonden op de voet van het bepaalde in artikel 203 lid 4 Boek 2. G. Het eerste boekjaar van de Vennootschap zal eindigen op eenendertig december tweeduizend zesentwintig. H. Het origineel of een kopie van de in de aanhef van deze akte vermelde volmacht zal _ aan deze akte worden gehecht (bijlage). SLOT De verschenen persoon is mij, notaris, bekend. Waarvan akte, in minuut verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. Voordat tot voorlezing is overgegaan is de inhoud van deze akte zakelijk aan de verschenen persoon opgegeven en toegelicht. De verschenen persoon heeft daarna verklaard van de Ref.: 20260236.01 \ JMPH \ 10207 \ 1

13 inhoud van deze akte te hebben kennisgenomen, daarmee in te stemmen en op volledige voorlezing daarvan geen prijs te stellen. Onmiddellijk na beperkte voorlezing is deze akte door _ de verschenen persoon en mij, notaris, ondertekend. (Volgt ondertekening) VOOR AFSCHRIFT: Amsterdam, 21 augustus 2026 mr. Jan - Mathijs Petrus Hermans, notaris Ref.: 20260236.01 \ JMPH \ 10207 \ 1

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, by law the Dutch text will govern

Deed of incorporation

This twentieth day of August two thousand twenty-six, appeared before me, Jan-Mathijs Petrus Hermans, civil-law notary in Amsterdam, the Netherlands:

Jeroen van Oversteeg, employed at my office at the Gustav Mahlerplein 2 in (1082 MA) Amsterdam, the Netherlands, born in Haarlem, the Netherlands on the first day of March nineteen hundred and ninety-six, pursuant to a power of attorney authorised in writing by:

InoBat AS, a private company with limited liability (aksjeselskap), incorporated and validly existing under the Laws of Norway, with its statutory seat in 0301 Oslo, Norway (office address: v/advokat Ståle R Kristiansen, c/o Advokatfirmaet Thommessen AS, Haakon VIIs gate 10, 0116 Oslo, Norway) and registered with the Brønnøysund Register Centre under number 927 439 948 (the Incorporator).

The said individual, acting in his/her aforementioned capacity declared hereby to incorporate a private company with limited liability and to establish therefore the following

ARTICLES OF ASSOCIATION

1	DEFINITIONS (FOR CONVENIENCE SAKE THE FOLLOWING DEFINITIONS ARE LISTED IN ALPHABETICAL ORDER NOT NECESSARILY BEING IN THE ORDER OF THE DUTCH ORIGINAL)

1.1	In these articles:

(a)	Additional Data (Aanvullende Gegevens) means: the data of the Company, within the meaning of article 392 paragraph 1 of Book 2, added by the Board of Managing Directors to the Annual Accounts and the Management Report;

(b)	Annual Accounts (Jaarrekening) means: the balance sheet and the profit and loss accounts, together with the explanatory notes thereon of the Company, within the meaning of Section 9 of Book 2;

(c)	Annual General Meeting (Jaarvergadering) means: the meeting of the General Meeting or the shareholders' resolution pursuant to article 238 paragraph 1 of Book 2 or, unless prohibited in the Articles, the manner of adopting the Annual Accounts pursuant to article 210 paragraph 5 of Book 2;

(d)	Articles (Statuten) means: the present articles of association of the Company, as amended from time to time and in force;

(e)	Board of Managing Directors (Directie) means: the management of the Company within the meaning of Book 2;

(f)	Book 2 (Boek 2) means: Book 2 of the Dutch Civil Code;

(g)	Company (Vennootschap) means: the legal entity, within the meaning of article 175 of Book 2, to which the Articles apply;

(h)	Conflict of Interest (Tegenstrijdig Belang) means: the direct or indirect personal interest of a Managing Director that conflicts within the meaning of Dutch law with the interest of the Company or its enterprise;

(i)	Deed (Akte) means: a deed executed before a Notary, containing declarations of parties and/or observations of that Notary;

(j)	Expert (Deskundige) means: an accountant, within the meaning of article 393 paragraph 1 of Book 2, or an organisation, in which such accountants co-operate;

(k)	General Meeting (Algemene Vergadering) means: the general meeting as Body of the Company, as well as its meetings, both within the meaning of Book 2;

(l)	Interim Managing Director (Interim Directeur) means: the Person who, in the event that all Managing Directors or the sole Managing Director cease to hold office or are unable to act, is temporarily entrusted with the management of the Company, within the meaning of Book 2, and for that purpose designated or to be designated by the body of the Company as indicated in the Articles;

(m)	Management Report (Bestuursverslag) means: the Management Report of the Company, within the meaning of article 391 of Book 2;

(n)	Managing Director (Directeur) means: a member of the Board of Managing Directors;

(o)	Meeting Rights (Vergaderrecht) means: the rights conferred by article 227 paragraph 1 of Book 2 to attend and address General Meetings in person or by written proxy;

(p)	Notary (Notaris) means: a civil-law notary appointed by Royal Decree and sworn to act in line with his oath, who is not retired and who officiates within the territory of the Netherlands, as well as his deputy;

(q)	Option (Optie) means: the right to take Shares;

(r)	Person (Persoon) means: a natural person, a legal entity, a partnership or a comparable entity;

(s)	Persons with Meeting Rights (Vergadergerechtigden) means: Shareholders with voting rights, Shareholders without voting rights, Usufructuaries and Pledgees with voting rights, Usufructuaries and Pledgees without voting rights, but with Meeting Rights as determined by the Articles and to the extent not provided otherwise upon the creation or transfer of the Usufruct or Pledge;

(t)	Pledge (Pandrecht) means: the right of pledge of shares within the meaning of article 198 of Book 2;

(u)	Pledgee (Pandhouder) means: a Person entitled to a Pledge of one or more Shares;

(v)	Pre-emptive Right (Voorkeursrecht) means: the pre-emptive right to which a Shareholder is entitled by law or pursuant to the Articles to take Shares or Options, in case the authorised body of the Company resolves to issue Shares or to grant Options by the Company;

(w)	Register (Register) means: the register of the Company, as referred to in article 194 of Book 2;

(x)	Share Transfer Restrictions (Blokkeringsregeling) means: the provisions in the Articles which limit or exclude for a certain period the transferability of Shares and replace the mandatory right of first refusal required ('aanbiedingsregeling') for a valid transfer of shares;

(y)	Shareholder (Aandeelhouder) means: a Person entitled to one or more Shares;

(z)	Shares (Aandelen) means: shares in the capital of the Company;

(aa)	Transfer (Levering) means: the issuance and transfer of a Share, the creation and cancellation of a Pledge on a Share, as well as the creation, transfer and cancellation of a Usufruct on a Share, unless otherwise provided by or specified in the Articles;

(bb)	Usufruct (Vruchtgebruik) means: the right of usufruct of Shares, within the meaning of article 197 of Book 2; and

(cc)	Usufructuary (Vruchtgebruiker) means: a Person entitled to a Usufruct on one or more Shares.

1.2	The expressions written and in writing used in the Articles mean: communications sent by post, telegraph, telex, telefax, or any other means of an electronic communication system which is readable and printable. The written form requirement will be met if the document is recorded electronically.

1.3	Unless indicated or evidently intended otherwise, words or expressions in the singular shall include the plural and vice versa.

1.4	Unless indicated or evidently intended otherwise, references in the masculine form shall include the feminine and neutral form and vice versa.

2	NAME. REGISTERED OFFICE

2.1	The Company is a private company with limited liability named:

InoBat B.V.

2.2	The Company has its registered office in Amsterdam, the Netherlands.

The Company may have branch offices elsewhere, also outside the Netherlands.

3	OBJECTS

3.1	The objects for which the Company is established are:

(a)	to, either alone or jointly with others, acquire and dispose of affiliations or other interests in legal entities, companies and enterprises, and to collaborate with and to manage such legal entities, companies or enterprises;

(b)	to acquire, manage, turn to account, encumber and dispose of any property - including intellectual property rights - and to invest capital;

(c)	to supply or procure the supply of money loans, particularly - but not exclusively - to Subsidiaries, Group Companies and/or Affiliates, as well as to draw or to procure the drawing of money loans;

(d)	to enter into agreements whereby the Company commits itself as guarantor or severally liable co-debtor, or grants security or declares itself jointly or severally liable with or for others, particularly - but not exclusively - to the benefit of companies as referred to above under clause (c) above;

(e)	for purposes not related to the conduct of its business to make periodic payments for or towards pension funds or other objectives;

(f)	to do all such things as are incidental or may be conducive to the above objects or any of them.

4	CAPITAL

The capital of the Company is divided into Shares, each with a nominal value of twelve eurocents (EUR 0.12).

5	SHARES. PLEDGE. USUFRUCT. MEETING RIGHTS

5.1	All Shares shall be registered shares. No share certificates shall be issued. The Board of Managing Directors may number the Shares in consecutive order, starting from number 1.

5.2	On Shares a Usufruct and a Pledge may be created.

5.3	The Meeting Rights shall vest in a Shareholder who as a result of a Usufruct or a Pledge created on his Shares is not entitled to vote and in Usufructuaries and Pledgees who are entitled to vote. The Meeting Rights shall not vest in Usufructuaries and Pledgees who are not entitled to vote, unless otherwise agreed upon the creation or assignment of the Usufruct or the Pledge.

6	TRANSFER. EXERCISE OF SHAREHOLDERS' RIGHTS

6.1	A Transfer requires a Deed executed for that purpose.

6.2	Following a Transfer the rights attached to the Shares concerned may not be exercised until the Deed has been served upon the Company or until the Transfer has been acknowledged by the Company. The provision in the preceding sentence shall not apply if the Company itself was a party to the Transfer.

7	REGISTER

7.1	The Board of Managing Directors shall keep a Register in which amongst others shall be recorded:

(a)	the names and addresses of all Shareholders as supplied by the Shareholders to the Company, the number of Shares they hold and class or identification, if any, of their Shares, the date on which they acquired the Shares, the date of acknowledgement by or service upon the Company of the notice of acquisition of the Shares, the date of registration, as well as the amount paid on each Share. In case a Shareholder is not bound in the Articles by an obligation or requirement as defined in article 192 paragraph 1 of Book 2, that information will be recorded. In case of Shares without voting rights, these Shares shall be designated in the Register as Shares without voting rights; and

(b)	the names and addresses of Usufructuaries and Pledgees as supplied by them to the Company, the date on which they acquired such Usufruct or Pledge, the number of Shares in respect of which they possess such Usufruct or Pledge of those Shares, the date of acknowledgement by or service upon the Company of notices of such acquisition, as well as the entry specifying which rights the subject Shares shall carry.

8	RESOLUTION TO ISSUE SHARES. GRANTING OF OPTIONS

8.1	The General Meeting has the power to resolve to issue Shares and to determine the price and the other terms of issue.

8.2	The provisions of paragraph 1 shall apply mutatis mutandis to Options.

8.3	The Company cannot subscribe for Shares.

8.4	When Shares are taken the amount of their par value must be paid. It may be agreed that the par value or a part thereof, may remain unpaid during a specified period or until the Company makes a call in respect of any unpaid funds. Such arrangement may only be agreed prior to or at the moment of the resolution to issue Shares and requires the approval of the General Meeting.

9	PRE-EMPTIVE RIGHTS

9.1	Unless provided otherwise by law, each Shareholder shall have a Pre-emptive Right pro rata to the total amount of the Shares held by him on the date of the resolution to issue Shares.

9.2	The General Meeting may resolve, each time in respect of one particular issuance of Shares only, to restrict or to exclude the Pre-emptive Right, provided that such resolution is adopted at the same time as the resolution to issue Shares.

9.3	The provisions of the preceding paragraphs of this article shall mutatis mutandis apply to the granting of Options.

10	ACQUISITION BY THE COMPANY OF SHARES

10.1	The Board of Managing Directors may resolve that the Company will acquire Shares in its own capital. Any acquisition by the Company of partly paid up Shares shall be null and void.

10.2	The Company may not acquire fully paid up Shares in its own capital in case the equity reduced by the acquisition price of the Shares is less than the reserves which must be maintained by law or the Articles or when the Board of Managing Directors knows or could reasonably foresee that the Company would not be able to pay its due debts.

10.3	In case the Company can not pay its due debts after an acquisition other than for no consideration, article 207 paragraph 3 of Book 2 will apply.

11	REDUCTION OF CAPITAL

11.1	The General Meeting may resolve to reduce the issued capital by cancelling Shares or by reducing the par value of the Shares by an amendment of the Articles. A resolution as referred to in the first sentence may not lead to any repayment out of reserves that must be maintained by law or the Articles.

11.2	A resolution to cancel Shares may only relate to Shares which are held by the Company itself.

11.3	Paragraphs 2, 3 and 4 of article 216 of Book 2 shall apply accordingly to a resolution on the reduction of capital with repayment. Repayment on the Shares or release from the obligation of payment of calls on Shares in the meaning of the present article, are only allowed to the extent the equity exceeds the reserves that must be maintained by law or the Articles.

12	NO SHARE TRANSFER RESTRICTIONS

The Shares are freely transferable and not subject to any statutory transfer restriction.

13	BOARD OF MANAGING DIRECTORS. DUTIES AND POWERS OF THE BOARD OF MANAGING DIRECTORS. DECISION-MAKING. CONFLICT OF INTEREST. MANAGING DIRECTORS CEASING TO HOLD OFFICE OR INABILITY TO ACT

13.1	The business and affairs of the Company shall be managed by a Board of Managing Directors consisting of one or several Managing Directors. The number of Managing Directors shall be determined by the General Meeting.

13.2	The Managing Directors shall be appointed by the General Meeting. The General Meeting shall determine the remuneration and further terms of employment of each Managing Director and of the Interim Managing Director.

13.3	A Managing Director may be suspended and/or removed from office by the General Meeting at any time. The Managing Director concerned shall be given the opportunity to account for his conduct at the General Meeting. For that purpose he may have himself assisted by a legal adviser.

13.4	In the discharge of their duties, the Directors shall act in accordance with the interests of the Company and its enterprise.

13.5	Any Managing Director may be represented at a meeting of the Board of Managing Directors by another Managing Director of the Company acting pursuant to a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

13.6	If the Board of Managing Directors consists of several members, resolutions of the Board of Managing Directors shall require an absolute majority of the votes cast.

If the voting for and against a proposal is equally divided, another vote shall be taken if so demanded by any Managing Director. If no second vote is taken or if the voting for and against the proposal is again equally divided, the proposal is rejected.

13.7	A Director may not participate in the deliberations and decision making in case he has a Conflict of Interest. A Director must report a Conflict of Interest to the Board of Managing Directors and the General Meeting without delay.

13.8	In case as a result of a Conflict of Interest no decision by the Board of Management can be reached, the decision shall be taken by the General Meeting.

13.9	All resolutions which the Managing Directors can adopt at a meeting of the Board of Managing Directors may also be adopted outside a meeting, whether or not with the use of electronic mail.

13.10	In the event that one or several Managing Directors shall cease to hold office or shall be unable to act, the other Managing Directors or the only remaining Managing Director shall be temporarily in charge of the management of the Company.

In the event that all Managing Directors or the sole Managing Director cease to hold office or are unable to act, the Interim Managing Director designated or to be designated for that purpose by the General Meeting shall be temporarily entrusted with the management of the Company. The provisions of the Articles concerning the Board of Managing Directors and the Managing Director(s) individually shall apply mutatis mutandis to the Interim Managing Director. Furthermore, he shall be required to convene a General Meeting as soon as possible, which General Meeting may decide on the appointment of one or several new Managing Directors.

14	REPRESENTATION

14.1	The Board of Managing Directors shall represent the Company. The power to represent the Company shall also vest in each of the Managing Directors two Managing Directors acting jointly.

14.2	The Board of Managing Directors may give power of attorney to one or several Persons and may alter or revoke such power of attorney.

15	RESTRICTIONS IN THE AUTHORITY OF MANAGEMENT. INSTRUCTIONS TO MANAGEMENT

15.1	The General Meeting may determine that resolutions of the Board of Managing Directors shall be subject to its prior approval, provided that the General Meeting shall carefully describe such resolutions and notify the Board of Managing Directors accordingly.

15.2	The Board of Managing Directors is to follow the directions given by the General Meeting, unless these will conflict with the interest of the Company or its enterprise.

16	GENERAL MEETING. NOTICE. VENUE OF THE GENERAL MEETING

16.1	Without prejudice to the Annual General Meeting, General Meetings shall be held as frequently as the Board of Managing Directors may wish. The power to convene the General Meeting shall vest in the Board of Managing Directors.

16.2	Notice of the General Meeting must be given to each Person with Meeting Rights. The term of notice must be at least eight days before the date on which the meeting is held.

Subject to their approval, Persons with Meeting Rights may also be convened by an electronic communication system which is readable and printable sent to the address provided by them to the Company for that purpose in addition to the address provided pursuant to the Register.

16.3	If the term of notice has not been observed or if notice has not been given or has not been served in the appropriate manner, valid resolutions may nevertheless be adopted, also in respect of subjects which have not been announced or the announcement of which has not been made in the prescribed manner, provided that all Persons with Meeting Rights approve any decision making on such topics and the Managing Directors had the opportunity to give their advice prior to the decision making.

16.4	General Meetings shall be held in the municipality in which the Company's office is situated, or in Rotterdam, the Hague or Schiphol (municipality of Haarlemmermeer).

16.5	Without prejudice to the provisions of paragraph 3, any resolution adopted at a General Meeting held elsewhere - in or outside the Netherlands - shall only be valid provided all Persons with Meeting Rights have approved the place of the meeting and the Managing Directors had the opportunity to give their advice prior to the decision-making.

17	ADMITTANCE TO AND CHAIRMANSHIP OF THE GENERAL MEETING

17.1	Persons with Meeting Rights will be admitted to the General Meeting. Except for any Managing Director who has been suspended, the Managing Directors are also entitled to be admitted, as is any Person who has been invited by the chairman of the meeting concerned to attend the General Meeting or any part of that meeting.

17.2	If a Person with Meeting Rights wishes to attend a General Meeting by proxy he must issue a written power of attorney for that purpose.

The written form requirement of the power of attorney will be met if the power of attorney is recorded electronically.

17.3	The General Meeting itself shall appoint its chairman.

17.4	Each Shareholder is entitled to attend the General Meeting in person or by written proxy by means of an electronic communication system and to address the meeting and exercise the voting right there.

17.5	To that end, it is mandatory that the Shareholder may be identified by means of such electronic communication system, that he may follow the transaction at the meeting directly and exercise the voting right. In addition it is mandatory that the Shareholder may participate in the deliberations by means of such electronic communication system.

17.6	The Board of Managing Directors may subject the use of such electronic communication system to certain conditions which will be announced in the convocation.

17.7	The paragraphs 4, 5 and 6 shall, as far as possible, apply to the rights of other Persons with Meeting Rights accordingly.

18	VOTING RIGHTS. DECISION-MAKING

18.1	Each Share carries the right to cast one vote.

18.2	Unless the law or the Articles stipulate another majority, all resolutions of the General Meeting shall be adopted by an absolute majority of the votes cast.

18.3	If the voting for and against any proposal is equally divided, that proposal shall be rejected.

19	DECISION-MAKING OUTSIDE A MEETING

19.1	Resolutions of Shareholders may also be adopted other than in meetings, provided that all Persons with Meeting Rights approved this manner of decision-making. Approving this manner of decision-making may be made electronically.

19.2	In case of resolutions to be adopted outside a meeting, votes must be cast in writing. The written form requirement for casting votes will also be met if the resolution stating how every Shareholder has voted is recorded in writing or electronically. Voting may be made electronically. The Managing Directors will be given the opportunity to give their advice prior to the decision-making.

20	FINANCIAL YEAR. ANNUAL ACCOUNTS

20.1	The financial year of the Company shall be equal to the calendar year.

20.2	Each year within five months from the end of the Company's financial year, except where this term is extended by a maximum of five months by the General Meeting due to special circumstances, the Board of Managing Directors shall draw up Annual Accounts and the Management Report on that financial year. To these documents shall be added the Additional Data.

If the Company qualifies as one of the Persons as referred to in Chapters 11 and 12 of Title 9 of Book 2, different requirements shall apply with respect to drawing up, arranging and making public the Management Report, the Annual Accounts and the Additional Data.

20.3	The Annual Accounts shall be signed by each of the Managing Directors. If the signature of any of the Managing Directors is missing, this fact and the reason for such absence shall be stated.

21	EXPERT

21.1	The General Meeting shall instruct an Expert to audit the Annual Accounts. If the General Meeting fails to give such instruction, the Board of Managing Directors shall be authorised and required to do so. The General Meeting may at any time revoke the instruction as referred to in this paragraph and give it to another Expert.

21.2	In cases in which the law so permits, the instruction to the Expert may be dispensed with or the instruction may be given to an auditor other than the Expert.

22	ANNUAL GENERAL MEETING. ADOPTION OF ANNUAL ACCOUNTS. DISCHARGE OF THE BOARD OF MANAGING DIRECTORS

22.1	Each year at least the Annual General Meeting shall be held.

22.2	The Annual Accounts shall be adopted by the General Meeting.

22.3	Adoption of the Annual Accounts shall not constitute a release from liability of Managing Directors.

22.4	If all Shareholders are also Managing Directors, the signing of the Annual Accounts by all Managing Directors shall not constitute also adoption thereof.

23	PROFITS AND LOSSES

23.1	The General Meeting is authorised to decide on any appropriation of the profit that is evidenced by the adoption of the Annual Accounts and with adoption of any distributions. In addition the Board of Managing Directors is authorised to decide on any distributions out of the results of the current financial year. Distributions are only permitted to the extent that the equity of the Company exceeds the reserves, which must be maintained by law or the Articles.

23.2	As long as the Board of Managing Directors does not approve any distribution, the resolution to do so shall not have any effect. The Board of Managing Directors will only refuse to grant its approval if it knows or could reasonably foresee that the Company will not continue to pay its due debts after such distribution.

23.3	In case the Company can not pay its due debts after any distribution, the Board of Managing Directors who at the time of the distribution knew or could reasonably foresee such failure, will be severally liable vis-à-vis the Company for any deficit caused by the distribution, accrued with the legal interest as of the day of the distribution. Article 248 paragraph 5 of Book 2 shall apply accordingly. The Managing Director who proves that the distribution of the Company is not his fault and he was not negligent to take measures to avert the consequences thereof will not be liable. The Person who received the distribution while he knew or could reasonably foresee that the Company would not be able to pay its due debts, must reimburse the Company the deficit caused by the distribution, each for the maximum amount or the value of the distribution so received, accrued with the legal interest as of the day of the distribution. In case the Managing Directors paid the claim as referred to in the first sentence, the reimbursement as referred to in the third sentence, will be paid to the Managing Directors proportionally to any amount paid by them. The debtor is not allowed to set off a debt as referred to in the first and third sentence.

23.4	For the purposes of calculating the amounts to be distributed on a Share, the amount of obligatory payment of the nominal value per Share shall only be taken into account. Deviation of the rule is not permitted unless with the approval of all Shareholders.

24	WINDING UP

24.1	Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the Managing Directors shall be the liquidators of the Company.

24.2	In the event of its Dissolution the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.

24.3	The surplus assets remaining after all the Company's liabilities have been satisfied shall be divided among the Shareholders in proportion to that part of the par value of the Shares which each one has paid on his Shares by virtue of calls made upon the Shareholders.

24.4	After completion of the winding up, during the safe-keeping period prescribed by law the books, records and other data carriers of the dissolved Company shall remain in the custody of the Person whom the liquidators have appointed for that purpose in writing.

FINAL STATEMENTS:

A.	The capital issued at the Company's incorporation amounts to twelve eurocents (EUR 0.12), divided into one (1) Share, numbered 1.

B.	The Shares have been subscribed for by the Incorporator.

C.	No payment has been done on the Share subscribed for. The Incorporator hereby stipulate that it will take care of any payment up to the nominal value of each of the Shares subscribed for at the moment, for the amount and under the further conditions as the Board of Managing Directors may decide. The Board of Managing Directors shall, without delay, record the relevant payment(s) in the Register and make the appropriate filing with the Trade Register.

D.	For the first time the following persons have been appointed as Managing Directors:

1.	Marian Bocek; and

2.	Andrew Charles Palmer.

E.	The costs pertaining to the incorporation of the Company, amongst which the fee of the notary holding office with Dentons Europe LLP in Amsterdam, will be paid by the Company.

F.	Pursuant to article 203 paragraph 4 of Book 2 the transactions described above under A up to and including E above are binding upon the Company.

G.	The first financial year of the Company shall end on the thirty-first day of December two thousand twenty-six.

END

The said individual is known to me, civil-law notary.

This Deed was executed in Amsterdam on the date first above written.

I, civil-law notary, stated and explained the substance of this Deed and pointed out the consequences of its contents to the said individual. The said individual then declared that the individual had noted the contents of this Deed and that the individual agreed therewith. Subsequently, this Deed was executed and was, immediately after it had been read aloud in part, signed by the said individual and by me, civil-law notary.